SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sunnyside Acres Mobile Estates

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

867474 10 8

(CUSIP Number)

Qihong Yuan
P.O. Box 031-088, Shennan Zhong Road
 Shenzhen City, P.R. China 518031
0086-755-23990959

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 867474 10 8

1)  Name of Reporting Persons:

Qihong Yuan

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

People’s Republic of China

(7) Sole Voting Power
6,800,000
Number of
Shares
Beneficially	(8) Shared Voting Power
Owned	0
By Each
Reporting
Person With	(9) Sole Dispositive Power
6,800,000

(10) Shared Dispositive Power
0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

6,800,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)  Percent of Class Represented by Amount in Row (11)

27.2% (1)

14) Type of Reporting Person

IN

(1) Based on 25,000,000 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Sunnyside Acres Mobile Estates, a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is P.O. Box 031-088, Shennan Zhong Road, Shenzhen City, P.R. China 518031.

Item 2.  Identity & Background

(a)	This Schedule 13D is being filed by Qihong Yuan.

(b)	The business address of Mr. Yuan is No. 10-8 Meiya Road, Baohua Town, Jurong City, Jiangsu Province, P.R. China.

(c)	Mr. Yuan is Executive Director and President of Jiangsu Danbom Mechanical & Electrical Co., Ltd., a manufacturer of automatic Mahjong tables. The address for this company is No. 10-8 Meiya Road, Baohua Town, Jurong City, Jiangsu Province, P.R. China .

(d)	During the past five years, Mr. Yuan has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, Mr. Yuan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Yuan is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

As described in more detail in Item 4, Mr. Yuan received his 6,800,000 shares of Common Stock of the Company in exchange for shares of stock in Sino-Bon Entertainment Inc. owned by Mr. Yuan, as part of a reverse acquisition transaction.

Item 4. Purpose of Transaction.

The securities of the Company acquired by Mr. Yuan were issued by the Company in connection with a reverse acquisition transaction.  Following the reverse acquisition, Mr. Yuan owns approximately 27.2% of the issued and outstanding Common Stock of the Company.  Other than as set forth below, Mr. Yuan currently has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraph (a) through (j) of Item 4 of the instructions to this Report.

On May 7, 2010, the Company completed a reverse acquisition transaction through a share exchange with Sino-Bon Entertainment Inc., a BVI company (“Sino-Bon”), and its shareholders, or the Shareholders, whereby the Company acquired 100% of the issued and outstanding capital stock of Sino-Bon in exchange for 17,000,000 shares of the Company’s Common Stock, which constituted 68.0% of the Company’s issued and outstanding capital stock as of and immediately after the consummation of the reverse acquisition.  As a result of the reverse acquisition, Sino-Bon became the Company’s wholly-owned subsidiary and the former shareholders of Sino-Bon became the Company’s controlling stockholders.  The share exchange transaction with Sino-Bon and the Shareholders, or Share Exchange, was treated as a reverse acquisition, with Sino-Bon as the acquirer and Sunnyside as the acquired party.  Immediately prior to the Share Exchange, Mr. Yuan owned 40% of the common stock of Sino-Bon.

Upon the closing of the reverse acquisition, Hui Ping Cheng, the Company’s sole director and officer, submitted a resignation letter pursuant to which she resigned from all offices that she held effective immediately and from her position as the Company’s director that will become effective on the tenth day following the mailing by the Company of an information statement, or the Information Statement, to its stockholders that complies with the requirements of Section 14f-1 of the Exchange Act.  In addition, the Company’s board of directors on May 7, 2010 increased the size of its board of directors to three directors and appointed Qihong Yuan (Chairman), Xiaowei (Simon) Song and Liang (Jacky) Yan to fill the vacancies created by such resignation and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignation of Hui Ping Cheng on the tenth day following the mailing by the Company of the Information Statement to its stockholders.  In addition, the Company’s executive officer was replaced upon the closing of the reverse acquisition by Xiaowei (Simon) Song as Chief Executive Officer and Liang (Jacky) Yan as Chief Financial Officer. Mr. Yuan currently serves as the Executive Director and President of Jiangsu Danbom Mechanical & Electrical Co., Ltd., the main operating subsidiary of the Company and Sino-Bon.

Item 5.  Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by Mr. Yuan is 6,800,000 shares, or 27.2% of the outstanding common stock of the Company, based on 25,000,000 shares of common stock outstanding as of the date of this report.

(b)	Mr. Yuan has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 6,800,000 shares of common stock of the Company.

(c)	Other than as described in Item 4 above, Mr. Yuan has not effected any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Mr. Yuan, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,800,000 shares of common stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between Mr. Yuan and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement by and among Sunnyside Acres Mobile Estates, Sino-Bon Entertainment Inc., the shareholders of Sino-Bon Entertainment Inc. and Max Time Enterprises Limited, dated May 7, 2010 (attached as an exhibit to the Company’s current report on Form 8-K filed on May 7, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:         May 7, 2010

/s/ Qihong Yuan
Qihong Yuan